Form 51–102F3

Material Change Report

PART 1

GENERAL INSTRUCTIONS AND INTERPRETATION

(a)

Confidentiality

If this Report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

(b)

Use of “Company”

Wherever this Form uses the word “company” the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c)

Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d)

Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51–102 and to National Instrument 14–101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51–102, refer to section 1.4 of Companion Policy 51–102CP.

(e)

Plain Language

Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51–102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Arctos Petroleum Corp.
#275 - 999 8th Street S.W.
Calgary, Alberta  T2R 1J5

Item 2

Date of Material Change

State the date of the material change.

September 30, 2004

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

October 1, 2004 via Stockwatch and Market News, Vancouver, BC.

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Arctos Petroleum Corp. (“Arctos”) announced the successful amalgamation between Camflo International Inc. and Spearhead Resources Inc.  Arctos was called for trading on the TSX Venture Exchange on Monday, October 4, 2004 under the symbol "APO".

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

INSTRUCTION

If your company is engaged in oil and gas activities, the disclosure under Item 5 must also satisfy the requirements of Part 6 of National Instrument 51–101 Standards of Disclosure for Oil and Gas Activities.

Amalgamation of Camflo International Inc. and Spearhead Resources Inc.
By Certificate of Amalgamation issued by the Registrar under the Business Corporations Act (Alberta), effective September 30, 2004 Camflo International Inc. ("Camflo") and Spearhead Resources Inc. ("Spearhead") have amalgamated and formed one entity, Arctos Petroleum Corp. ("Arctos") on the following basis:

1.

The holders of common shares of Camflo will receive three (3) common shares of Arctos for each four (4) common shares of Camflo held;

2.

The holders of common shares of Spearhead will receive one (1) common share of Arctos for each one (1) common share of Spearhead held.

Effective Monday, October 4, 2004, trading in shares of Arctos commenced on the TSX Venture Exchange ("TSX") under the symbol "APO" and the common shares of each of Camflo and Spearhead were delisted.  Arctos is classified as an Oil & Gas Exploration Development Company and was listed on the TSX as a Tier 2 Oil & Gas Issuer.  Arctos has an unlimited number of common shares with no par value, of which 40,327,856 are currently issued and outstanding. The CUSIP number for Arctos common shares is 039682 10 9.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51–102, state the reasons for such reliance.

INSTRUCTION

Refer to subsections 7.1 (4), (5), (6) and (7) of National Instrument 51–102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51–102.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

INSTRUCTIONS

In certain circumstances where a material change has occurred and a Report has been or is about to be filed but subsection 7.1(2), (3) or (5) of National Instrument 51–102 is not or will no longer be relied upon, your company may nevertheless believe one or more significant facts otherwise required to be disclosed in the Report should remain confidential and not be disclosed or not be disclosed in full detail in the Report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Thomas Doyle, President & CEO
Telephone 604.685.9181

Item 9

Date of Report

Date the Report.

DATED at Vancouver, British Columbia, this 5th day of October, 2004.

/s/ Thomas Doyle

________________________________
Thomas Doyle, President